Exhibit 99.1

Burning Rock Reports Second Quarter 2024 Financial Results

GUANGZHOU, China, August 23, 2024—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended June 30, 2024.

Recent Business Updates

•	Therapy Selection

•

Presented study results on small-cell lung cancer and colorectal cancer at the ASCO in June 2024. “The efficacy and safety of high dose Almonertinib in untreated EGFR-mutated NSCLC with brain metastases, including biomarker analysis” and “Individualized tumor-informed circulating tumor DNA analysis for molecular residual disease detection in predicting recurrence and efficacy of adjuvant chemotherapy in colorectal cancer”.

•	Pharma Services

•	New companion diagnostics (CDx) collaboration announced with Bayer in China.

Second Quarter 2024 Financial Results

Total Revenues were RMB135.5 million (US$18.7 million) for the three months ended June 30, 2024, representing a 7.3% decrease from RMB146.3 million for the same period in 2023, as we transition from central-lab to more in-hospital based testing. Importantly, in-hospital segment continued its double-digit growth.

•

Revenue generated from in-hospital business was RMB59.9 million (US$8.2 million) for the three months ended June 30, 2024, representing a 11.2% increase from RMB53.8 million for the same period in 2023, driven by an increase in sales volume.

•

Revenue generated from central laboratory business was RMB48.8 million (US$6.7 million) for the three months ended June 30, 2024, representing a 26.4% decrease from RMB66.2 million for the same period in 2023, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing.

•

Revenue generated from pharma research and development services was RMB26.9 million (US$3.7 million) for the three months ended June 30, 2024, representing a 2.6% increase from RMB26.2 million for the same period in 2023, primarily attributable to an increased development and testing services performed for our pharma customers.

Cost of revenues was RMB40.1 million (US$5.5 million) for the three months ended June 30, 2024, representing an 12.5% decrease from RMB45.8 million for the same period in 2023, primarily due to (i) a decrease in cost of central laboratory business, which was in line with the decrease in revenue generated from this business; and (ii) a decrease in amortization expense for all kinds of business.

Gross profit was RMB95.4 million (US$13.1 million) for the three months ended June 30, 2024, representing a 5.0% decrease from RMB100.4 million for the same period in 2023. Gross margin was 70.4% for the three months ended June 30, 2024, compared to 68.7% for the same period in 2023. By channel, gross margin of central laboratory business was 78.8% for the three months ended June 30, 2024, compared to 78.3% during the same period in 2023; gross margin of in-hospital business was 73.6% for the three months ended June 30, 2024, compared to 62.0% during the same period in 2023, primarily due to a decrease in amortization; gross margin of pharma research and development services was 48.2% for the three months ended June 30, 2024, compared to 58.0% during the same period of 2023, primarily due to a decrease in test volume of higher margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB101.9 million (US$14.0 million) for the three months ended June 30, 2024, representing a 6.8% decrease from RMB109.4 million for the same period in 2023. Non-GAAP gross margin was 75.2% for the three months ended June 30, 2024, compared to 74.8% for the same period in 2023.

Operating expenses were RMB206.7 million (US$28.4 million) for the three months ended June 30, 2024, representing a 12.5% decrease from RMB236.1 million for the same period in 2023. The decrease was primarily driven by budget control measures and headcount reduction to improve the Company’s operating efficiency.

•

Research and development expenses were RMB65.0 million (US$8.9 million) for the three months ended June 30, 2024, representing a 32.2% decrease from RMB95.8 million for the same period in 2023, primarily due to (i) a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency; (ii) a decrease in the expenditure for research projects; and (iii) a decrease in amortized expenses for office building decoration.

•

Selling and marketing expenses were RMB48.9 million (US$6.7 million) for the three months ended June 30, 2024, representing a 31.0% decrease from RMB70.8 million for the same period in 2023, primarily due to (i) a decrease in staff cost resulted from the reorganization of the sales department and improvement in operating efficiency; (ii) a decrease in conference fee; and (iii) a decrease in travel expense.

•

General and administrative expenses were RMB92.8 million (US$12.8 million) for the three months ended June 30, 2024, representing a 33.5% increase from RMB69.5 million for the same period in 2023, primarily due to an increase in amortized expense on share-based compensation.

Net loss was RMB108.0 million (US$14.9 million) for the three months ended June 30, 2024, compared to RMB131.2 million for the same period in 2023.

Cash, cash equivalents, restricted cash and short-term investments were RMB533.0 million (US$73.3 million) as of June 30, 2024.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
In-hospital Channel:
Pipeline partner hospitals(1)	30	29	28	28	29
Contracted partner hospitals(2)	50	55	59	59	59
Total number of partner hospitals	80	84	87	87	88

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
	(RMB in thousands)
Central laboratory channel	66,239	53,481	51,288	47,614	48,773
In-hospital channel	53,835	54,496	28,809	57,387	59,872
Pharma research and development channel	26,194	19,589	40,988	20,622	26,888
Total revenues	146,268	127,566	121,085	125,623	135,533

	For the three months ended
Gross profit	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
	(RMB in thousands)
Central laboratory channel	51,876	41,487	41,886	37,002	38,424
In-hospital channel	33,353	35,459	12,910	39,192	44,058
Pharma research and development channel	15,193	8,974	23,317	9,500	12,956
Total gross profit	100,422	85,920	78,113	85,694	95,438

	For the three months ended
Share-based compensation expenses	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
	(RMB in thousands)
Cost of revenues	627	680	654	596	464
Research and development expenses	15,301	12,161	12,401	12,287	12,008
Selling and marketing expenses	3,389	2,848	1,816	508	1,232
General and administrative expenses	18,502	57,704	56,472	55,990	54,407
Total share-based compensation expenses	37,819	73,393	71,343	69,381	68,111

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	146,268	127,566	121,085	125,623	135,533	18,650
Cost of revenues	(45,846)	(41,646)	(42,972)	(39,929)	(40,095)	(5,517)

Gross profit	100,422	85,920	78,113	85,694	95,438	13,133
Operating expenses:
Research and development expenses	(95,779)	(83,701)	(73,119)	(65,985)	(64,952)	(8,938)
Selling and marketing expenses	(70,842)	(62,310)	(49,785)	(46,856)	(48,907)	(6,730)
General and administrative expenses	(69,525)	(118,724)	(121,533)	(98,681)	(92,794)	(12,769)

Total operating expenses	(236,146)	(264,735)	(244,437)	(211,522)	(206,653)	(28,437)

Loss from operations	(135,724)	(178,815)	(166,324)	(125,828)	(111,215)	(15,304)
Interest income	5,255	4,018	5,539	4,038	3,187	439
Other income (expense), net	(118)	(157)	160	434	(82)	(11)
Foreign exchange (loss) gain, net	(210)	423	(517)	(13)	262	36

Loss before income tax	(130,797)	(174,531)	(161,142)	(121,369)	(107,848)	(14,840)
Income tax expenses	(445)	(450)	(1,071)	(180)	(190)	(26)

Net loss	(131,242)	(174,981)	(162,213)	(121,549)	(108,038)	(14,866)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(131,242)	(174,981)	(162,213)	(121,549)	(108,038)	(14,866)
Net loss attributable to ordinary shareholders	(131,242)	(174,981)	(162,213)	(121,549)	(108,038)	(14,866)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(1.28)	(1.71)	(1.58)	(1.19)	(1.05)	(0.14)
Class B ordinary shares - basic and diluted	(1.28)	(1.71)	(1.58)	(1.19)	(1.05)	(0.14)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,151,052	85,000,869	85,071,360	85,219,188	85,271,858	85,271,858
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	14,829	(1,955)	(3,026)	590	940	129
Total comprehensive loss	(116,413)	(176,936)	(165,239)	(120,959)	(107,098)	(14,737)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(116,413)	(176,936)	(165,239)	(120,959)	(107,098)	(14,737)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
Revenues	288,784	261,156	35,937
Cost of revenues	(89,590)	(80,024)	(11,012)

Gross profit	199,194	181,132	24,925
Operating expenses:
Research and development expenses	(190,196)	(130,937)	(18,018)
Selling and marketing expenses	(135,616)	(95,763)	(13,177)
General and administrative expenses	(197,564)	(191,475)	(26,349)

Total operating expenses	(523,376)	(418,175)	(57,544)

Loss from operations	(324,182)	(237,043)	(32,619)
Interest income	8,399	7,225	994
Other income, net	481	352	48
Foreign exchange loss, net	(326)	249	34

Loss before income tax	(315,628)	(229,217)	(31,543)
Income tax expenses	(867)	(370)	(51)

Net loss	(316,495)	(229,587)	(31,594)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(316,495)	(229,587)	(31,594)
Net loss attributable to ordinary shareholders	(316,495)	(229,587)	(31,594)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(3.09)	(2.24)	(0.31)
Class B ordinary shares - basic and diluted	(3.09)	(2.24)	(0.31)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,108,555	85,246,969	85,246,969
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	9,170	1,530	211
Total comprehensive loss	(307,325)	(228,057)	(31,383)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(307,325)	(228,057)	(31,383)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	615,096	532,542	73,280
Restricted cash	120	505	69
Accounts receivable, net	126,858	153,641	21,142
Contract assets, net	22,748	20,018	2,755
Inventories, net	69,020	65,805	9,056
Prepayments and other current assets, net	50,254	28,460	3,916
Convertible note receivable	—	5,320	732

Total current assets	884,096	806,291	110,950

Non-current assets:
Equity method investment	337	247	34
Convertible note receivable	5,320	—	—
Property and equipment, net	131,912	100,716	13,860
Operating right-of-use assets	12,284	105,429	14,508
Intangible assets, net	964	724	100
Other non-current assets	5,088	9,976	1,372

Total non-current assets	155,905	217,092	29,874

TOTAL ASSETS	1,040,001	1,023,383	140,824

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	18,061	25,870	3,560
Deferred revenue	130,537	119,352	16,423
Accrued liabilities and other current liabilities	104,935	86,300	11,876
Customer deposits	1,197	1,197	165
Current portion of operating lease liabilities	8,634	26,922	3,705

Total current liabilities	263,364	259,641	35,729

Non-current liabilities:
Non-current portion of operating lease liabilities	3,690	80,988	11,144
Other non-current liabilities	4,537	4,908	676

Total non-current liabilities	8,227	85,896	11,820

TOTAL LIABILITIES	271,591	345,537	47,549

Shareholders’ equity:
Class A ordinary shares	116	116	16
Class B ordinary shares	21	21	3
Additional paid-in capital	4,849,337	4,986,830	686,211
Treasury stock	(65,896)	(65,896)	(9,068)
Accumulated deficits	(3,853,635)	(4,083,222)	(561,870)
Accumulated other comprehensive loss	(161,533)	(160,003)	(22,017)

Total shareholders’ equity	768,410	677,846	93,275

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,040,001	1,023,383	140,824

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
Net cash used in operating activities	(79,204)	(40,836)	(5,619)
Net cash used in investing activities	(2,928)	(227)	(31)
Net cash used in financing activities	(1,003)	—	—
Effect of exchange rate on cash, cash equivalents and restricted cash	13,271	1,436	196
Net decrease in cash, cash equivalents and restricted cash	(69,864)	(39,627)	(5,454)
Cash, cash equivalents and restricted cash at the beginning of period	803,142	572,674	78,803
Cash, cash equivalents and restricted cash at the end of period	733,278	533,047	73,349

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
Net cash used in operating activities	(192,347)	(81,045)	(11,152)
Net cash used in investing activities	(6,987)	(2,613)	(360)
Net cash used in financing activities	(1,035)	—	—
Effect of exchange rate on cash, cash equivalents and restricted cash	8,379	1,489	204
Net decrease in cash, cash equivalents and restricted cash	(191,990)	(82,169)	(11,308)
Cash, cash equivalents and restricted cash at the beginning of period	925,268	615,216	84,657
Cash, cash equivalents and restricted cash at the end of period	733,278	533,047	73,349

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
			(RMB in thousands)
Gross profit:
Central laboratory channel	51,876	41,487	41,886	37,002	38,424
In-hospital channel	33,353	35,459	12,910	39,192	44,058
Pharma research and development channel	15,193	8,974	23,317	9,500	12,956
Total gross profit	100,422	85,920	78,113	85,694	95,438
Add: depreciation and amortization:
Central laboratory channel	2,645	2,550	2,414	1,919	1,226
In-hospital channel	2,637	2,751	2,728	1,524	824
Pharma research and development channel	3,665	3,863	3,808	3,856	4,417
Total depreciation and amortization included in cost of revenues	8,947	9,164	8,950	7,299	6,467
Non-GAAP gross profit:
Central laboratory channel	54,521	44,037	44,300	38,921	39,650
In-hospital channel	35,990	38,210	15,638	40,716	44,882
Pharma research and development channel	18,858	12,837	27,125	13,356	17,373
Total non-GAAP gross profit	109,369	95,084	87,063	92,993	101,905
Non-GAAP gross margin:
Central laboratory channel	82.3%	82.3%	86.4%	81.7%	81.3%
In-hospital channel	66.9%	70.1%	54.3%	70.9%	75.0%
Pharma research and development channel	72.0%	65.5%	66.2%	64.8%	64.6%
Total non-GAAP gross margin	74.8%	74.5%	71.9%	74.0%	75.2%